Exhibit 14

THE ALLSTATE CODE OF ETHICS

ABOUT THE CODE OF ETHICS

Read the Code carefully and consider how it applies to you and your Allstate responsibilities.

Allstate’s Code of Ethics summarizes core values and principles that guide our business conduct. The Code establishes standards for behavior, provides questions and answers for situations that you might encounter on the job, and lists resources where you can go for help or further information.

Every effort has been made to include important topics in this Code. However, the Code cannot address every possible workplace situation or list all of Allstate’s Corporate Policies and Procedures.

Based on your job accountabilities, you may be required to comply with additional professional conduct requirements or codes of conduct for your business unit, in addition to the guidelines in this Code of Ethics.

Violations of this Code of Ethics may result in discipline up to and including termination of employment or referral for criminal prosecution.

The Code of Ethics was adopted by the Board of Directors of The Allstate Corporation. The Audit Committee of the Board of Directors is responsible for the periodic review and assessment of the Code, as well as the approval of any changes to the Code of Ethics. The Code of Ethics applies to every Allstate employee including the Chairman, Chief Executive Officer, Chief Financial Officer, Controller, other senior financial and executive officers and to Allstate’s outside directors. References in this Code to “you,” “we,” and “employees” are intended to include Allstate employees and/or other individuals covered by this Code.

Using the Code

•                  Read through the entire Code.

•                  Think about how the Code applies to you and your Allstate responsibilities, and consider how you might handle situations to avoid illegal, improper, or unethical conduct.

•                  Use the questions and answers to assist you in situations that you may encounter. Employees may access policies referenced in this Code via MyDesktop.

If you have questions, ask your manager or contact another resource listed in this Code.

MAKING ETHICAL DECISIONS

Allstate is committed to operating its business with honesty and integrity.

Situations involving business ethics can be complex. No Code of Ethics can completely cover every workplace situation. Sometimes, a law or policy clearly dictates the outcome. More often, it is necessary to interpret the situation.

Questions to Consider

Ask yourself the following questions when you face a decision that involves ethics:

•                  Is it legal?

•                  Does it comply with this Code and with policies that apply to the situation?

•                  How will it affect others - consumers, competitors, shareholders, other employees, agencies or the community, and you?

•                  How will it look to others? Innocent actions sometimes can give the appearance of wrongdoing.

•                  How would you feel if this decision was made public?

•                  Should you ask for advice before acting?

If you are still uncertain, ask your manager or contact another resource listed in this Code.

WHERE TO REPORT YOUR CONCERNS

Allstate expects you to report any conduct that you believe is a violation of this Code.

Allstate offers several resources where you can seek advice if you have questions or concerns about a situation involving this Code of Ethics.

•                  Bring your concern to the attention of your manager or another manager.

•                  Send an e-mail to HRComply.

•                  Use the Allstate i-Report Process, which is Allstate’s commitment to a fair, prompt, safe and confidential resolution of your ethical concern. Allstate i-Report should be used to report ethical, legal, regulatory or compliance concerns regarding Allstate and its employees, agents, vendors, clients and customers.

•                  Call the Allstate i-Report Line. You may give your name or remain anonymous. You can access the Allstate i-Report Line by calling 1.800.706.9855, which is a 24x7 toll-free number.

•                  Access the Allstate i-Report Web site Allstatei-Report.alertline.com. Note that you cannot be anonymous when using the online Allstate i-Report Web site. If you would like to remain anonymous, please use the Allstate i-Report Line.

Reports that concern a possible violation of the law or any complaints or concerns about disclosure, accounting, auditing, or other financial or reporting practices will be referred to the General Counsel for investigation. The General Counsel may refer these matters to the Audit Committee.

Allstate policy prohibits anyone, co-workers or managers, from retaliating against an employee for bringing forward, in a constructive manner, workplace, compliance or reporting issues. Retaliation may result in discipline up to and including termination of employment. The Company will maintain the anonymity and confidentiality of the employee to the extent possible. However, in order to conduct an effective investigation, it may not always be possible to do so.

CONFLICTS OF INTEREST

In all of your Allstate responsibilities, you must avoid conflicts of interest.

A conflict of interest exists when you are in a position that causes you to choose between your personal interests and the best interests of the Company, customers, or shareholders. Independent judgment is critical to the performance of your job. To maintain that independence, avoid any employment, business dealing, relationship, or activity that could impair independent thinking and judgment.

You must always act in the best interests of our company and aim to safeguard its reputation from the negative effects of conflicts of interest. Use prudent judgment to avoid any potential conflict of interest situation that might be subject to question. Even the appearance of a conflict can be interpreted negatively. You may know that you are behaving appropriately, but the mere fact that a question can be raised may hurt the Company.

If you have questions or concerns about a situation or relationship that may be considered a conflict of interest, immediately consult with your manager or contact another resource listed in this Code. The following areas fall within the Allstate conflict of interest policy:

•                  Outside Employment/Self-Employment

You may not accept employment that conflicts with your duties or prevents you from giving your best efforts to your Allstate responsibilities. For employees who are attorneys, regardless of the position they hold with the Company, the practice of law is restricted to Company business, except with permission of the General Counsel or her designee.

•                  Outside Financial Activities & Investments

You may not hold a financial interest in a business venture that is similar to Allstate, or in a business that has a relationship with Allstate. “Financial interest” means any position as owner, proprietor, manager, partner (active or silent), officer, director, shareholder or beneficiary of any such business firm. “Financial interest” or “personal benefit” does not, in most instances, pertain to ownership of a limited number of shares in publicly held firms or shares owned through a mutual fund.

You may not engage in personal investment transactions that create a conflict of interest with Allstate, Allstate suppliers, or any other entity in which Allstate may have an interest. You may not appropriate for your own personal benefit information in which Allstate has a proprietary interest. You or another person may not derive personal benefit from confidential or “inside information” that you obtained in the course of your work.

You must disclose to the HRComply mailbox any financial interest, other than shares owned through a mutual fund, that might cause a conflict of interest. You must disclose any instance in which you have an interest of 5% or more in certain publicly traded companies, including those held in the separate accounts of our Allstate Financial companies; or in any insurance company, insurance agency or any other company whose principal business or holdings relate directly to the insurance industry.

•                  Political Activity

Allstate encourages all of its employees to become involved in civic activities, including holding political offices. However, these activities can be the basis for a conflict of interest. Allstate’s awareness of employee political activity will help to avoid conflict situations especially those that could arise from company investment activity in the political entity. Notify your manager when considering running for, and following election or appointment to political office. The manager should e-mail the information to the HRComply mailbox.

•                  Business Courtesies

A business courtesy is any benefit for which the recipient does not pay fair market value. This can include entertainment, meals, beverages, invitations to social or recreational events, and gifts. Although business courtesies are often exchanged in the normal course of business relationships, they can also cause conflicts of interest.

An invitation to an event or trade show may be acceptable if the primary result of your participation is discussion of business or development of valuable business relationships.

Obtain your manager’s approval before participating in any event. Whenever possible, Allstate should pay all associated expenses for your attendance or participation.

The receipt of gifts of minimal value, such as pens, caps, paperweights, or t-shirts must be brought to the attention of your manager for approval. The manager will assess the appropriateness of retaining or returning the gift. It is never appropriate for employees involved in the procurement or claim handling processes to accept gifts, even of minimal value, from current or potential suppliers. Conflicts of interest may also arise from receipt of improper personal benefits. Do not accept money, property, gifts, benefits, services, loans, credit, special discounts, favors, entertainment, or other items of value from any person with whom Allstate does business, with whom Allstate is seeking to do business, or from any person seeking to do business with Allstate. Likewise, do not request, suggest, or require a gift, payment, or other benefit as a condition of doing business with Allstate. You may exchange reciprocal courtesies with friends who are also business associates.

INTEGRITY AND COMPLIANCE

Allstate is deeply committed to integrity and compliance.

Allstate is committed to operating its business with honesty, integrity and the highest level of ethical conduct. These values are absolute and must never be subject to question.

As one of Allstate’s core values, integrity must be part of all business goals and activities. We treat every stakeholder accordingly.

•                  We act honestly and deal fairly and ethically with customers, suppliers, competitors and other employees.

•                  We compete for business based on the competitive merits of our company’s products and services.

•                  We will avoid any unethical activity even if it is not expressly illegal.

Compliance with the Law

All individuals covered by this Code are required to comply with all applicable laws and regulations, both foreign and domestic. Accordingly, do not engage in any illegal activity or practices. If you observe or suspect any non-compliance, immediately bring the issue to the attention of your manager or another manager or contact another resource listed in this Code.

Felony Convictions

The Violent Crime Control and Law Enforcement Act is a federal insurance fraud law that regulates the involvement in the insurance business of individuals who have been convicted of a felony involving dishonesty or breach of trust. In order to comply with this law, Allstate requires employees to immediately inform the Company of any felony convictions involving dishonesty or breach of trust. Failure to comply with this procedure is a serious legal concern. The penalties are severe and may include fines and/or prison time. For more information, refer to the Violent Crime Control and Law Enforcement Act policy.

Falsification/Alteration of Documents

You may not alter any Company or federal or state regulatory agency document or provide false information in those documents. This includes information stored electronically.

Illegal Payments

You may not give or receive any money, unusual hospitality or gift, or other item of monetary value, bribe, kickback or other illegal or improper payment of any kind to or from any person with whom Allstate does business or seeks to do business, or to or from any person with whom you come in contact in the course of carrying out your Allstate responsibilities. For more information, please see the Anti-Bribery Compliance Policy.

The Foreign Corrupt Practices Act (FCPA) prohibits US companies and their employees from providing foreign government officials with anything of value in order to obtain or maintain business. Illegal or improper payments may include money, gifts, unusual hospitality or other items of monetary value.

Other jurisdictions have anti-bribery laws, some of which go further than the FCPA as they also prohibit improper transactions between private companies and individuals.  For example, the UK Bribery Act 2010 prohibits such transactions wherever they occur. Under the UK Bribery Act, companies are liable for acts of bribery committed by their foreign or domestic agents and associated third parties.

Any employee or agent of our Company must comply with all relevant anti-bribery laws. The law and our Company policy require that we provide supporting documentation for any compensation paid to individuals or organizations. When setting up transactions with foreign or domestic agents and associated third parties, you must conduct appropriate due diligence to assess their reputation for honesty, integrity and quality. Unless you are certain that a transaction is acceptable, seek advice from Allstate Law and Regulation Counsel.

Allstate is committed to compliance with the FCPA, the UK Bribery Act 2010 and the anti-bribery laws of all countries where we conduct or seek to conduct business.

Antitrust

The United States and many other nations have antitrust and other trade laws and regulations intended to inhibit business practices that unlawfully prevent or restrain competition. Antitrust laws can be complex, and conversations with competitors or others may imply intent to unlawfully limit competition. This includes discussions or agreements on prices or terms, allocation of markets, marketing or distribution methods, products and services offered, future plans, and reciprocal buying and selling.

The United States and many other nations have antitrust and other trade laws and regulations intended to inhibit business practices that unlawfully prevent or restrain competition. Antitrust laws can be complex, and conversations with competitors or others may imply intent to unlawfully limit competition. This includes discussions or agreements on prices or terms, allocation of markets, marketing or distribution methods, products and services offered, future plans, and reciprocal buying and selling.

For more information, see our Antitrust Compliance policy.

POSITIVE WORKPLACE

Allstate is committed to maintaining a work environment that is safe, and also free from discrimination.

Allstate takes seriously all behavior that threatens safety or has the potential to become violent.

Diversity

Diversity is a business strategy for leveraging differences to gain a competitive advantage in the marketplace and workplace. Allstate’s five principles of diversity include inclusion, work/life balance, dignity and respect, commitment to affirmative action, and leveraging differences. We know that people are our most valuable asset, and understand that creating an environment that enables employees to balance their work and personal lives is key to our business success and our employees’ personal success. We are committed to employees through an integrated work/life strategy to ensure that employees are proud of and fulfilled by their work at Allstate.

Safe Workplace

The working conditions at Allstate are intended to protect the health and safety of our employees. A drug and alcohol-free workplace is important to maintaining the trust and confidence of our customers, as well as the health and safety of employees. To support this goal, while conducting Company business or while on the Company premises, do not consume or possess unauthorized intoxicants or controlled substances that have not been prescribed to the user by a licensed physician. Do not conduct business while under the influence of such unauthorized intoxicants or controlled substances.

To the full extent allowable under all applicable local, state and federal laws and regulations, employees are prohibited from bringing firearms or weapons onto Company premises or from carrying firearms or weapons while on Company business. Any employee who makes threats or carries out acts of violence or physical intimidation is in violation of the Code. If you see or hear any act that carries the potential for violence, call your manager.

For more information, see the Employee Security and Workplace Violence Policy.

Harassment and Discrimination

All people deserve to be treated with respect. Employees will not engage in any harassment or discriminatory conduct based on race, color, religion, sex, age, national origin, sexual orientation, gender identity/gender expression, disability, citizenship, status as a veteran with a disability or veteran of the Vietnam Era. Our commitment applies to all people, regardless of whether or not they are Allstate employees.

It is Allstate’s policy to maintain a work environment free from discrimination and sexual advances or harassment that may affect an employee’s terms or conditions of employment. To fully understand your obligations, see the Sexual Harassment policy.

Harassment is not always overt or deliberate. In many cases, it is subtle. Often, innocent or unintentional behavior can be considered harassment. If you believe you are being harassed or have been treated in a discriminatory fashion, alert your manager, another manager, your Human Resources representative, or use the Resolution Process.

PROPER USE OF COMPANY ASSETS

Allstate’s assets are vital to our success and must be protected as a valuable resource.

Allstate provides you with the assets and resources to do your job. These assets include time, office equipment, supplies, documents, mail, computer and technology systems, communications equipment, and data.

Information Assets
“Information assets” are any data relating to Allstate business.

All employees are responsible for protecting, securing, retaining, and destroying Allstate information in accordance with Company or business unit requirements. This includes protecting information from unauthorized access, modification, duplication, destruction, or disclosure, whether accidental or intentional. This is true of all information created or used in connection with the transaction of Allstate business, regardless of how it is created, distributed, or stored.

For more information, see the Allstate IT usage policy.

Physical, Financial and Intangible Assets
“Physical assets” are anything of a tangible nature provided by the Company to employees for their use in conducting Allstate business, for example, computer and other technology systems, communication equipment, office equipment and supplies.

“Financial assets” are the company’s money, financial instruments and/or means that can be converted to money.

“Intangible assets” are things such as ideas, inventions, improvements, methods or processes of doing business, copyrightable works (whether registered or unregistered), patents, products, trademarks, service marks or trade secrets that are conceived, developed, or reduced to practice by employees, either solely or jointly with others, at any point during employment at Allstate.

You are responsible for safeguarding all information under your control. Disclose it only to those people with a legitimate need to know. Our Company policies and business unit requirements provide guidelines for protecting, securing, retaining, and destroying Allstate information.

Information transmitted via electronic media is considered a company record; therefore, all electronic communications should appropriately represent our Company. Allstate reserves the right to monitor and/or record any electronic media and information and the activity associated with that media. For more information about appropriate use of computer and technology systems, see Allstate’s IT Usage Policy.

Protecting Personal Data

The personal data of Allstate’s employees and consumers is considered confidential information. When collecting, processing, viewing or storing this data, take necessary precautions to ensure its protection and privacy and to uphold the laws and regulations that protect it.

Disclose personal data only to those with a valid business need to know or as required by law. Allstate respects its consumers’ privacy and protects the confidentiality of consumer information. To ensure the privacy commitment that our Company has made to consumers and owes to the public:

•                  Do not sell consumer information.

•                  Do not share consumer information with anyone outside of Allstate except as permitted by the IT usage or Privacy policies.

•                  Require persons or organizations that provide services on our behalf to keep consumer information confidential and to use it only to provide the requested services.

•                  Take steps necessary to limit access to private information that may be available through external sources.

•                  Communicate the need to protect consumer information to those individuals who may have access to it.

Follow all appropriate physical, electronic, and procedural safeguards to protect consumer information.

For more information about privacy and IT usage, see Allstate’s Privacy Policy and the IT Usage policy.

Corporate Opportunity

You are expected to advance the Company’s legitimate interests when the opportunity arises.

Do not:

•                  Take personal advantage of opportunities discovered through the use of corporate property, information or position.

•                  Use corporate property, information or position for personal gain.

•                  Compete with the Company.

Insider Trading

U. S. securities laws prohibit insider trading. Insider trading means buying or selling securities on the basis of “inside” or material, nonpublic information.

Information is material if there is a substantial likelihood that, considering all of the surrounding facts and circumstances, a reasonable investor would consider that information important to an investment decision. Some examples of material information for Allstate are forecasts of earnings per share or other financial results, losses due to a major catastrophe, changes in senior management, and proposed merger and acquisition activity.

Generally, information about Allstate is nonpublic until we have announced it in a press release or in a filing with the Securities and Exchange Commission.

Anyone who buys or sells Allstate securities while they are aware of material, nonpublic information about Allstate may be subject to severe civil and criminal penalties, including a prison sentence. The same is true of anyone who “tips” the information to somebody else who uses it to trade in Allstate securities. Because you may become aware of material, nonpublic information about Allstate in the normal course of business, it is important for you to understand the consequences of insider trading. These issues and your legal responsibilities are addressed in the Insider Trading policy.

Annual Compliance Confirmation
Employees are required to acknowledge understanding of and compliance with the Code of Ethics, business-unit Professional Conduct Requirements (where applicable) and other Company policies. This occurs when you are hired and annually thereafter. Failure to complete the annual Compliance Confirmation may result in disciplinary action up to and including termination

Code of Ethics Waivers

It is recognized that, in rare circumstances, a strict application of the Code of Ethics may result in a serious hardship. In these limited circumstances, an individual may seek a waiver of The Code in order to mitigate the financial or other hardship that may be caused by a strict application of the Code.

Any waiver or amendment of the Code of Ethics for the Chief Executive Officer, Chief Financial Officer, Controller, other senior financial or executive officers, or directors must be approved by the Audit Committee. For all other employees, any waiver of the Code of Ethics must be approved in accordance with procedures adopted by the Audit Committee.

For more information, see the Code of Ethics Waiver Policy.

How to report any conduct that you believe is a violation of this Code.

Allstate offers several resources where you can seek advice if you have questions or concerns about a situation involving this Code of Ethics.

• Bring your concern to the attention of your manager, another manager or by contacting your Local Human Resources Allstate i-Report Coordinator.

• Send an e-mail to HRComply.

• Use the Allstate i-Report Process, which is Allstate’s commitment to a fair, prompt, safe and confidential resolution of your ethical concern. Allstate i-Report should be used to report ethical, legal, regulatory or compliance concerns regarding Allstate and its employees, agents, vendors, clients and customers.

• Call the Allstate i-Report Line. You may give your name or remain anonymous. You can access the Allstate i-Report Line by calling 1.800.706.9855, which is a 24x7 toll-free number.

• Access the Allstate i-Report Web site Allstatei-Report.alertline.com. Note that you cannot be anonymous using the online Allstate i-Report Web site. If you would like to remain anonymous, please use the Allstate i-Report Line.

The Allstate policies referenced in this Code, are available through the Allstate intranet on MyDesktop under Enterprise Resources.